Exhibit 12


                     WESTERN RESOURCES, INC.
     Computations of Ratio of Earnings to Fixed Charges and
   Computations of Ratio of Earnings to Combined Fixed Charges
       and Preferred and Preference Dividend Requirements
                     (Dollars in Thousands)


                                                         Year Ended December 31,
                                        1994         1993         1992         1991         1990
Net Income. . . . . . . . . . . . . . $187,447     $177,370     $127,884     $ 89,645     $ 79,619
Taxes on Income . . . . . . . . . . .   99,951       78,755       46,099       42,527       36,736
     Net Income Plus Taxes. . . . . .  287,398      256,125      173,983      132,172      116,355

Fixed Charges:
  Interest on Long-Term Debt. . . . .   98,483      123,551      117,464       51,267       51,542
  Interest on Other Indebtedness. . .   20,139       19,255       20,009       10,490       11,022
  Interest on Corporate-owned
    Life Insurance Borrowings . . . .   26,932       16,252        5,294         -            -
  Interest Applicable to
    Rentals . . . . . . . . . . . . .   29,003       28,827       27,429        5,089        4,426
      Total Fixed Charges . . . . . .  174,557      187,885      170,196       66,846       66,990

Preferred and Preference Dividend
Requirements:
  Preferred and Preference Dividends.   13,418       13,506       12,751        6,377        1,744
  Income Tax Required . . . . . . . .    7,155        5,997        4,596        3,025          805
    Total Preferred and Preference
    Dividend Requirements . . . . . .   20,573       19,503       17,347        9,402        2,549
Total Fixed Charges and Preferred and
  Preference Dividend Requirements. .  195,130      207,388      187,543       76,248       69,539

Earnings (1). . . . . . . . . . . . . $461,955     $444,010     $344,179     $199,018     $183,345

Ratio of Earnings to Fixed Charges. .     2.65         2.36         2.02         2.98         2.74

Ratio of Earnings to Combined Fixed
  Charges and Preferred and Preference
  Dividend Requirements . . . . . . .     2.37         2.14         1.84         2.61         2.64



(1)  Earnings are deemed to consist of net income to which has been added income taxes
     (including net deferred investment tax credit) and fixed charges.  Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor.  Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings which would be required to meet dividend requirements on preferred and preference stock.
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